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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              BLUEGREEN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   703365106
       ------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert D. Denious
                           Drinker Biddle & Reath LLP
                       Philadelphia National Bank Building
                              1345 Chestnut Street
                             Philadelphia, PA 19107
                                 (215) 988-2700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 8, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP No. 703365106                13D                       Page 2 of 11 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Best Investments International Inc.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                WC
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Panamanian Corporation
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |--------------------------------------------------------
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                1,796,475
   EACH        |     |--------------------------------------------------------
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |
               |     |--------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER           1,796,475
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,796,475
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.9%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------------------------------------------------------------
CUSIP No. 703365106                13D                       Page 3 of 11 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Best International Management Inc.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                WC
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Panamanian Corporation
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |--------------------------------------------------------
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                1,796,475
   EACH        |     |--------------------------------------------------------
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |
               |     |--------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER           1,796,475
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,796,475
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.9%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------------------------------------------------------------
CUSIP No. 703365106                13D                       Page 4 of 11 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Gail D. Zimmerman and Anne D. Zimmerman
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |--------------------------------------------------------
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                0
   EACH        |     |--------------------------------------------------------
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |
               |     |--------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER           0
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------------------------------------------------------------
CUSIP No. 703365106                13D                       Page 5 of 11 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paradigm Information Corporation
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                WC
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Bahamaian International Business Corporation
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER                  0
   SHARES      |     |--------------------------------------------------------
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                1,796,475
   EACH        |     |--------------------------------------------------------
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      0
               |     |--------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER           1,796,475
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,796,475
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.9%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------------------------------------------------------------
CUSIP No. 703365106                13D                       Page 6 of 11 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Thorand Trust and Management Limited
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                WC
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Bahamian Corporation
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER                  0
   SHARES      |     |--------------------------------------------------------
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                1,796,475
   EACH        |     |--------------------------------------------------------
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER             0
PERSON WITH    |     |
               |     |--------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER           1,796,475
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,796,475
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.9%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULES, AND THE SIGNATURE ATTESTATION.

                  This statement amends and supplements the statement on
Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Best Investments International Inc., a Panamanian corporation ("Best Investments"), Best International Management Inc., a Panamanian corporation ("Best Management"), Gentleness Limited, an Isle of Man corporation, Gail D. Zimmerman ("GDZimmerman"), Anne D. Zimmerman ("ADZimmerman"), and John M. Templeton, as previously amended by Amendment No. 1 thereto ("Amendment No. 1"), with respect to beneficial ownership of Common Stock, par value $.01 per share, of Bluegreen Corporation, a Massachusetts corporation (formerly known as Patten Corporation).

Item 1.  Security and Issuer.

                  This statement relates to certain shares of Common Stock, par value $.01 per share (the "Shares"), of Bluegreen Corporation, a Massachusetts corporation formerly known as Patten Corporation (the "Issuer"), the principal executive offices of which are located at 5295 Town Center Road, Boca Raton, Florida 33486.


Item 2.  Identity and Background.

                  This statement is being filed by and on behalf of Best Investments, Best Management, Paradigm Information Corporation, a Bahamian international business corporation ("Paradigm"), Thorand Trust and Management Limited, a Bahamian corporation ("Thorand"), as trustee under a trust that owns a majority of the outstanding capital stock of Paradigm, and GDZimmerman and ADZimmerman, citizens of the United States of America (the "Zimmermans"). As described below, as of January 8, 1997, the Zimmermans ceased to be beneficial owners of the subject Shares and thus are no longer required to file a Schedule 13D with respect to the Shares.

                  All of the Shares covered by this statement are beneficially owned through the investment portfolio of Best Investments. Best Management serves as investment manager for the portion of the Best Investments' portfolio that holds such Shares and by virtue of its investment management agreement with Best Investments may be deemed to beneficially own such Shares. On January 8, 1997, Paradigm acquired a controlling interest in Best Management from the Zimmermans. By virtue of that transaction and its current status as controlling shareholder of Best Management, Paradigm may be deemed to beneficially own all of the Shares beneficially owned by Best Management and the Zimmermans would not be deemed to own any Shares owned by Best Management. Thorand, which, acting as trustee, has voting control of a majority of the outstanding shares of capital stock of Paradigm, may be deemed to beneficially own all of the Shares beneficially owned by Paradigm.

                  The principal business and office address of Paradigm is P.O. Box N-3242, IDB House, East Bay Street, Nassau, Bahamas and its principal business is acting as a holding company. The principal business and office address of Thorand is P.O. Box N-3242, IDB House, East Bay Street, Nassau, Bahamas and its principal business is providing company and trust administration services. During the last five years, neither Paradigm nor Thorand has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The directors and executive officers of Paradigm are as follows: Robert V. Lotmore, Director and President, Gail D. Zimmerman, Director,
M. John Hulland, Director and Vice President, Wilbert Forker, Director, Arthur
T. Peet, Secretary and Iris C. Major, Assistant Secretary. Mr. Lotmore, a citizen of the Commonwealth of The Bahamas whose current business address is I.D.B House, East Bay Street, P.O. Box N-3242, Nassau, Bahamas, is presently employed as Managing Director of Thorand. Mr. Zimmerman, a United States citizen whose current business address is 400 East 1st Street, P.O. Box 3760, Casper, Wyoming 82602, is presently employed by Wyoming Financial Securities, Inc., a broker-dealer that provides brokerage services to clients, as chief executive officer (address same as Mr. Zimmerman's). Mr. Hulland, a citizen of the United Kingdom whose current business address is P.O. Box N-3242, Nassau, Bahamas, is presently employed as an executive of Thorand. Mr. Forker, a citizen of the United Kingdom whose current business address is P.O. Box N-7776, Nassau, Bahamas, is a Methodist minister. Mr. Peet, a citizen of the Commonwealth of the Bahamas whose current business address is the same as Mr. Hulland's, is presently employed as a Thorand executive. Ms. Major, a citizen of the Commonwealth of the Bahamas whose current business address is the same as Mr. Peet's, is presently employed as a secretary of Thorand.

                  The directors and executive officers of Thorand are as follows: Mr. Lotmore, Managing Director and President, Mr. Hulland, Director, Vice President and Secretary, Trevor Sunderland, Director, Dana Wells, Director, Judith Whitehead, Director, and Mr. Peet, Vice President. Mr. Lotmore's, Mr.

Hulland's and Mr. Peet's citizenship, business address and occupation are as provided above. Mr. Sunderland, a citizen of the United Kingdom whose current business address is the same as Mr. Hulland's, is presently employed as a consultant. Mr. Wells, a citizen of the Commonwealth of the Bahamas whose current business address is P.O. Box N-272, Nassau, Bahamas, is presently employed as an attorney. Mrs. Whitehead, a citizen of the Commonwealth of the Bahamas whose current business address is the same as Mr. Wells', is currently employed as an attorney.

                  During the last five years, none of the executive officers or directors of Paradigm or Thorand named above has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The following changes have occurred with respect to the directors and executive officers of Best Management: Archibald Russell and Mr. Hulland are directors. Mr. Russell, a Canadian citizen whose current business address is P.O. Box N-7776, Lyford Cay, Nassau, Bahamas, is a retired Chairman, President and Chief Executive Officer of Hugh Russell, Inc. Mr. Hulland's citizenship, business address and current occupation are as provided above. John
M. Templeton, Jr., no longer serves as Vice President and J. Michael Bradley no longer serves as a director. Mr. Lotmore is now the President and Mr. Hulland is the Secretary. Other than as described above, the directors and executive officers of Best Management remain the same as those named in Amendment No. 1.

                  The following changes have occurred with respect to the directors and executive officers of Best Investments: Sir David Wilson and J. Michael Bradley are no longer directors. Mena Griffiths is now Vice President in addition to being Assistant Secretary. Other than as described above, the directors and executive officers of Best Investments remain the same as those named in Amendment No. 1.

                  During the last five years, none of the executive officers or directors of Best Investments or Best Management referred to above has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of Issuer.

                  (a) As of the date on which this statement is executed, Best Investments (and Best Management, Paradigm and Thorand by virtue of their possible indirect beneficial ownership of Shares owned by Best Investments) beneficially owns 1,796,475 Shares, constituting 8.9% of the Issuer's issued and outstanding Shares (calculated in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934), based upon an aggregate of 20,182,571 Shares issued and outstanding (as stated in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on February 11, 1997). Of the 1,796,475 Shares, 1,629,858 represent Shares currently issued and outstanding and 166,617 represent Shares with respect to which there is a right of acquisition within 60 days within the meaning of Rule 13d-3(d)(1) under the Securities Exchange Act of 1934 by virtue of Best Investment's ownership of $1,377,000 aggregate principal amount of the Issuer's 8-1/4% convertible subordinated debentures due 2012 (the "Debentures"). Based upon a recent telephone call to the Issuer, the Debentures are convertible at any time into Shares at a price of $8.26 per Share.

                  (b) By virtue of Best Investments' direct ownership of 1,796,475 of the Shares and Best Management's right to vote and dispose of such Shares under its investment management agreement with Best Investments, Best Management and Best Investments have shared power to vote or direct the vote and shared power to dispose or direct the disposition of such Shares. By virtue of its status as a controlling shareholder of Best Management, Paradigm may be deemed to share the power to vote or direct the vote and shared power to dispose or direct the disposition of the Shares beneficially owned by Best Management. By virtue of its status as trustee of a trust that owns a majority of the outstanding capital stock of Paradigm, Thorand may be deemed to share the power to vote or direct the vote and shared power to dispose or direct the disposition of the Shares beneficially owned by Paradigm.

                  (c)      None.

                  (d)      Not applicable.

                  (e) The Zimmermans ceased to be controlling shareholders of Best Management as a consequence of their sale of capital stock of Best Management to Paradigm on January 8, 1997 and thereupon ceased to be indirect beneficial owners of the subject Shares.

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: May 21, 1997                        BEST INVESTMENTS INTERNATIONAL INC.



                                          By: /s/ Robert V. Lotmore
                                              ---------------------------------
                                               Name: Robert V. Lotmore
                                               Title: Director


                                          BEST INTERNATIONAL MANAGEMENT INC.


                                          By: /s/ Robert V. Lotmore
                                              ---------------------------------
                                               Name: Robert V. Lotmore
                                               Title: President



                                          PARADIGM  INFORMATION CORPORATION



                                          By: /s/ Robert V. Lotmore
                                              ---------------------------------
                                               Name: Robert V. Lotmore
                                               Title: President


                                          THORAND TRUST AND MANAGEMENT
                                          LIMITED


                                          By: /s/ Robert V. Lotmore
                                              ---------------------------------
                                               Name: Robert V. Lotmore
                                               Title: President

                                          /s/ Gail D. Zimmerman
                                          -----------------------------------
                                          Gail D. Zimmerman


                                          /s/ Anne D. Zimmerman
                                          -----------------------------------
                                          Anne D. Zimmerman